Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

THE GOLDFIELD CORPORATION

at

$7.00 NET PER SHARE

Pursuant to the Offer to Purchase dated December 1, 2020

by

FR UTILITY SERVICES MERGER SUB, INC.

a wholly owned subsidiary of

FR UTILITY SERVICES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. NEW YORK CITY TIME, ON DECEMBER 29, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 1, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by FR Utility Services Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“Parent”), which is an affiliate of First Reserve Fund XIV, L.P., to act as Information Agent in connection with the Purchaser’s offer to purchase all issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a purchase price of $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (such amount, or any other amount per share paid in the Offer in accordance with the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF GOLDFIELD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES IN THE OFFER.

The Offer is subject to the satisfaction of conditions specified in the Agreement and Plan of Merger dated as of November 23, 2020, by and among Parent, the Purchaser and Goldfield (together with any amendments or supplements thereto, the “Merger Agreement”), including, that there shall have been validly tendered and “received” (as defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) in the Offer and not validly withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) that number of Shares that (together with any Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6) of the DGCL)) represent at least one Share more than one-half of the number of Shares at the Offer Acceptance Time (as defined in the Offer to Purchase) (the “Minimum Condition”) and the other conditions described in the Offer to Purchase. See Section 15 - “Certain Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

3.

A Notice of Guaranteed Delivery to be used to accept the Offer if such Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary and Paying Agent”) by the Expiration Date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.	Goldfield’s Solicitation/Recommendation Statement on Schedule 14D-9;

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary and Paying Agent for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 11:59 P.M., New York City time, on December 29, 2020 unless the Offer is extended or terminated. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after January 30, 2021, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, including the Minimum Condition, the Purchaser will merge with and into Goldfield (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), without approval of Goldfield’s stockholders, pursuant to Section 251(h) of the DGCL with Goldfield surviving as a wholly owned subsidiary of Parent. As a result of the Merger, Shares will cease to be publicly traded. First Reserve Fund XIV, L.P., or an affiliate thereof, is the controlling stockholder of both Parent and the Purchaser.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share (excluding any (i) Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, and (iii) Shares held by stockholders who are entitled to and have preserved their appraisal rights under Section 262 of the DGCL) that is outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive, in cash, the Offer Price.

The board of directors of Goldfield unanimously (a) determined and declared that the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (b) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (c) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement or representation on behalf of any of them in connection with the Offer not contained in the Offer to Purchase or the Letter of Transmittal.

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